SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF MARCH
2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.
(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.
(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, NL 64410 Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82— .)

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, as amended the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

	By:	/s/ Javier Astaburuaga

Javier Astaburuaga
Chief Financial Officer

Date: March 10, 2006

FEMSA Stockholders Approve Dividend Increase

          MONTERREY, Mexico, March 10 /PRNewswire-FirstCall/ -- Fomento Economico Mexicano, S.A. de C.V. (NYSE: FMX) (BMV: FEMSAUBD) (“FEMSA” or “the Company”) held its Annual General Ordinary Stockholders’ Meeting today, at which shareholders approved the annual report for 2005 presented by the Board of Directors, the consolidated financial statements for 2005, the declaration of the dividend corresponding to fiscal year 2005, and the composition of the Board of Directors for 2006.

          The stockholders approved the payment of a dividend for an amount of 986 million pesos, versus 660 million pesos last year.

          The dividend will be paid on June 15, 2006, upon submittal of Coupon Number 1, as follows: 0.147514 pesos for each Series B share and 0.184393 pesos for each Series D share.  This corresponds to actual dividend payments of 0.885085 pesos for each BD Unit and 0.737571 pesos for each B Unit. Therefore, each ADR (NYSE: FMX) will receive a dividend payment of 8.85 pesos.

          In addition, stockholders approved 3,000 million pesos as the maximum amount that could potentially be used in stock repurchases, as per Mexican legislation.

          Jose Antonio Fernandez Carbajal, Chairman and CEO of FEMSA, commented, “In 2005, we reinforced our position as one of the world’s leading integrated beverage companies.  During the year, we leveraged our strengths to generate important advances in our industry, lifting standards in market execution and brand management and furthering our business integration.

          “These great results were made possible thanks to the talent, creativity, discipline and hard work of the more than 90,000 men and women that form part of the FEMSA family,” concluded Jose Antonio Fernandez.

          The Board of Directors was appointed as follows:

Board of Directors 2006
SERIES “B”

	MEMBERS	ALTERNATE

Honorary Life Chairman	Eugenio Garza Laguera	Paulina Garza Gonda de Marroquin
Chairman	Jose Antonio Fernandez Carbajal	Federico Reyes Garcia
	Eva Garza Gonda de Fernandez	Barbara Garza Gonda
	Jose Calderon Rojas	Francisco Jose Calderon Rojas
	Consuelo Garza de Garza	Alfonso Garza Garza
	Max Michel Suberville	Max Michel Gonzalez
	Alberto Bailleres	Arturo Fernandez Perez
	F. Javier Fernandez Carbajal	Javier Astaburuaga Sanjines
	Ricardo Guajardo Touche	Othon Paez Garza
	Alfredo Livas Cantu	Sergio Deschamps Ebergenyi
	Roberto Servitje Sendra	Juan Guichard Michel
	Carlos Salguero	Eduardo Padilla Silva
	Mariana Garza Gonda de Trevino	Carlos Salazar Lomelin
	Jose Manuel Canal Hernando	Ricardo Saldivar Escajadilla

SERIES “D”

	Armando Garza Sada	Alfonso Gonzalez Migoya
	Alexis E. Rovzar de la Torre	Francisco Zambrano Rodriguez
	Helmut Paul	Antonio Elosua Muguerza
	Lorenzo H. Zambrano Trevino	Francisco Garza Zambrano
	Robert E. Denham	Jose Gonzalez Ornelas

Statutory Auditors	Ernesto Gonzalez Davila	Ernesto Cruz Velasquez de Leon
Secretaries	Carlos E. Aldrete Ancira	David A. Gonzalez Vessi

          FEMSA is the leading beverage company in Latin America.  It controls an integrated beverage platform that comprises Coca-Cola FEMSA, the largest Coca-Cola bottler in the region; FEMSA Cerveza, one of the leading brewers in Mexico and important beer exporter to the United States; and Oxxo, the largest and fastest-growing convenience store chain in Mexico with over 4,000 stores.

          Forward-Looking Statements

          This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us.  These forward-looking statements reflect management expectations and are based upon currently available data.  Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Contacts:

Investors
Alan Alanis, FEMSA
+011-52-818-328-6211
alan.alanis@femsa.com.mx

Emily Klingbeil
+011-52-818-328-6189
emily.klingbeil@femsa.com.mx, FEMSA

Media
Jaime Toussaint, FEMSA
+011-52-818-328-6189
jtouelo@femsa.com.mx

Carolina Alvear, FEMSA
+011-52-818-328-6046
calvsev@femsa.com.mx

          SOURCE  Fomento Economico Mexicano, S.A. de C.V. -- FEMSA
          -0-                                        03/10/2006
          /CONTACT:  Investors, Alan Alanis, +011-52-818-328-6211, or alan.alanis@femsa.com.mx, or Emily Klingbeil, +011-52-818-328-6189, or emily.klingbeil@femsa.com.mx, both of FEMSA/
          /Web site:  http://www.femsa.com /

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